QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Statement regarding computation of fixed charges

TEAM FINANCIAL, INC.
Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

	At or for the years ended December 31
	2003	2002	2001	2000	1999
	(Dollars in thousands, except per share data)
Net income	$3,792	$4,706	$3,534	$3,193	$3,169
Add:
Net occupancy expense	2,769	2,368	2,312	2,138	1,782
Interest expense, including interest on deposits	13,478	16,382	20,557	22,247	16,823

Combined fixed charges and preference security dividends including interest on deposits	16,247	18,750	22,869	24,385	18,605

Net income as adjusted	$20,039	$23,456	$26,403	$27,578	$21,774

Ratio of earnings to combined fixed charges and preference security dividends including interest on deposits	123%	125%	115%	113%	117%
Net income	$3,792	$4,706	$3,534	$3,193	$3,169
Add:
Net occupancy expense	2,769	2,368	2,312	2,138	1,782
Interest expense, excluding interest on deposits	6,729	6,154	3,459	2,898	1,577

Combined fixed charges and preference security dividends excluding interest on deposits	9,498	8,522	5,771	5,036	3,359

Net income as adjusted	$13,290	$13,228	$9,305	$8,229	$6,528

Ratio of earnings to combined fixed charges and preference security dividends excluding interest on deposits	140%	155%	161%	163%	194%

97

QuickLinks

  Exhibit 12.1